UNITED STATES
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SEC FILE NUMBER
8-67038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OKCoin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SPEAR ST STE 1705
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wei 415-913-2033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clifford Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OKCoin Securities LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SILVIA P FALCONI
Notary Public
State of New Jersey
My Commission Expires Oct. 17, 2023
I.D.# 50092405

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OKCoin Securities LLC

Financial Statements and Supplementary Information

As of and for the Period Ended March 31, 2021

OKCoin Securities LLC

Table of Contents

As of and for the Period Ended March 31, 2021

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Sole Member of OKCoin Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OKCoin Securities, LLC (the "Company") as of March 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the 15 month period then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 4 to the financial statements, the Company is a wholly-owned subsidiary of OKCoin USA, Inc. OKCoin USA, Inc. funded the Company's operations and the Company is economically dependent on the continued support of OKCoin USA, Inc. to continue as a going concern. As further discussed in Note 8 to the financial statements, on May 13, 2021, the Company submitted a request to withdraw the Company's registration as a Broker-Dealer with FINRA and the SEC. As further discussed in Note 7, the Company changed its fiscal year-end to be March 31 from December 30.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2021

OKCoin Securities LLC

Statement of Financial Condition

As of March 31, 2021

Assets		
Cash and cash equivalents	$	461,855
Prepaid expenses		138
Total assets	$	461,993
Liabilities and member's equity		
Accounts payable and accrued expenses	$	32,975
Total liabilities		32,975
Member's equity		429,018
Total liabilities and member's equity	$	461,993

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Operations
Period Ended March 31, 2021

Operating expenses:		
Administration fees	$	6,030
Professional services		139,879
Compliance expenses		2,600
Tax expenses		1,119
Total operating expenses		149,628
Net loss	$	(149,628)

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Changes in Member's Equity
Period Ended March 31, 2021

Member's Equity December 31, 2019	$ 578,646
Net loss	(149,628)
Member's Equity March 31, 2021	$ 429,018

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

OKCoin Securities LLC
Statement of Cash Flows
Period Ended March 31, 2021

Cash flow from operating activities	
Net loss	$ (149,628)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) in operating assets:	
Prepaid expenses	(138)
Increase in operating liabilities:	
Accounts payable and accrued expenses	7,621
Net cash used in operating activities	(142,145)
Cash and cash equivalents on December 31, 2019	604,000
Cash and cash equivalents on March 31, 2021	$ 461,855

See Report of Independent Registered Public Accounting Firm and accompanying notes to the financial statements.

OKCoin Securities LLC
Notes to Financial Statements
Period Ended March 31, 2021

Note 1 - Nature of Business and Organization

OKCoin Securities LLC, formally Spot Quote LLC (the "Company") is a wholly-owned subsidiary of OKCoin USA Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was acquired by OKCoin USA Inc. on June 30, 2019. On July 22, 2019, the Company's name was changed to OKCoin Securities LLC from Spot Quote LLC.

The Company currently has no active customers and does not carry any accounts for customers or perform custodial functions related to securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

On May 13 , 2021, the Company submitted a request to withdraw the Company's registration as a Broker-Dealer with FINRA and the SEC, as further discussed in Note 8.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recorded as earned in accordance with GAAP and according to any underlying agreement with a client.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Currently, there are no cash equivalents, but might be in the future.

Income Taxes

The Company has elected to be taxed as a disregarded entity for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company has not recognized a liability for uncertain tax positions as of March 31, 2021, as there were no uncertain tax positions taken by the Company. The Company's policy is

to recognize interest and penalties as a component of income tax expense if any. There were no interest or penalties recorded from January 2020 to March 2021. As of March 31, 2021, open federal tax years include the tax years beginning after December 31, 2016.

The Company is subject to Texas franchise tax and California franchise tax. The Texas tax is based on taxable margin, as defined under the law, rather than based on federal taxable income. The California tax is an $800 annual tax. For the period ended March 31, 2021, the Company recorded franchise tax expense of $1,119.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") are not believed by the Company's management to have a material impact on the Company's financial statements.

Risks and Uncertainties

On March 11, 2020 the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. While the pandemic is currently expected to be temporary, there is considerable uncertainty about its possible duration and the future impact it may have.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3- 1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. On March 31, 2021, the Company had net capital of $428,88 0 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 7.69 % as of March 31, 2021. The Company is exempt from customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company is 100% owned by its Parent, OKCoin USA Inc. Some indirect expenses were paid by the Parent during the period ended March 31, 2021.

On March 31, 2021, amounts due to the parent total $5,600 and are included in accounts payable and accrued expenses on the Company's Statement of Financial Condition.

The financial statements of the Company may not be indicative of the financial position, results of operations, or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity. The Company is reliant on the Parent for continued financial support until the Company is able to generate positive cash flows from operations.

Note 5 - Concentration

The Company has $ 461,855 or 99.9% of its total assets, in a cash account at Signature Bank.

Note 6 – Contingencies

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of March 31, 2021, no amounts have been accrued related to such indemnification provisions.

Note 7 – Change in Fiscal Year-end

The Company has determined that it is in the best interests of the Company to change the fiscal year-end to be the same fiscal year-end (March 31) as OKCoin USA Inc. (the "Parent Company") to facilitate consolidation and tax returns between the Company and its parent

company. The accompanying Statement of Operations represent the 15 month period from January 1, 2020 to March 31, 2021.

Note 8 – Subsequent events

The Company evaluated subsequent events through the date the financial statements were available to be issued. Other than as discussed below, there were no subsequent events that require accrual or disclosure in the financial statements.

On May 13, 2021, the Company filed Form BDW (Uniform Request for Broker-Dealer Withdrawal) to withdraw the Company's registration as a Broker-Dealer with FINRA and the SEC.

OKCoin Securities LLC
Supplementary Information
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2021

Computation of net capital:	
Total shareholder's equity from statement of financial condition	$ 429,018
Less: non-allowable assets:	
Prepaid expenses	138
Total non-allowable assets	138
Net capital	428,880
Computation of basic net capital requirement:	
Net capital requirement of reporting broker-dealer	100,000
Excess net capital	328,880
Aggregate indebtedness	32,975
Percentage of aggregate indebtedness to net capital	7.69%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of March 31, 2021.

Report of Independent Registered Public Accounting Firm

To the Sole Member of OKCoin Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Company claimed an exemption from 17 C.F. R. 240.15c3-3 under the following provisions of 17 C.F. R. 240. 15c-3 (k)(2)(i). The Company will have an approved fully disclosed clearing firm prior to doing any client business under provision 17 C.F.R. 240. 15c-3 (k)(2)(ii) and (2) The Company met the identified exemptions provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2021

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

OKCoin Securities LLC

Exemption Report

March 31, 2021

OKCoin Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. 240. 1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F. R. 240.15c3-3 under the following provisions of 17 C.F. R. 240. 15c3-3 (k)(2)(i). The Company will have an approved fully disclosed clearing firm prior to doing any client business under provision 17 C.F.R. 240. 15c-3 (k)(2)(ii).

(2) The Company met the identified exemptions provisions in 17 C.F.R. 240. 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Hong Fang, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By DocuSigned by:

6085910B1CEB452...

May 24 , 2021